

April 13, 2011

Via E-mail
Richard M. Haddrill
Chief Executive Officer
Bally Technologies, Inc.
6601 S. Bermuda Road
Las Vegas, NV 89119

     Re: Bally Technologies, Inc.
               Form 10-K for the fiscal year ended June 30, 2010
               Form 10-Q for the quarterly period ended December 31, 2010
               File No. 001-31558

Dear Mr. Haddrill:

We have reviewed your letter dated March 24, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 1, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2010

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue recognition, page F-14

1.   You indicate in response to prior comment 2 that considerable judgment is involved in determining whether your Systems Software transactions meet the scope exception of ASC 985-605-15-4. Please consider discussing these assumptions and estimates in Critical Accounting Policies. Refer to Section V of SEC Release 33-8350, Commission

Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

2.   Please provide us with your proposed disclosure addressing the issues raised in prior comment 3.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief